S03/6/03

SECURIT[barcode]ISSION

03014151

RECD S.E.C.

FEB 28 2003

503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 52065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aton Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Purwin (212) 832-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Lowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aton Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005

Robert Lowe
Signature

Vice President
Title

Veronica D. De Los Santos
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aton Securities, Inc.

Statement of Financial Condition
As of December 31, 2002

This report is available for public inspection in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Shareholder of
Aton Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Aton Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2003

Aton Securities, Inc.
Statement of Financial Condition
As of December 31, 2002

Assets		
Cash and cash equivalents	$	75,392
Due from clearing broker		542,688
Office equipment, at cost, less accumulated depreciation of $4,468		3,146
Security deposit		8,710
Other assets		2,835
Total assets	$	632,771
Liabilities and Shareholder's Equity		
Liabilities		
Interest payable	$	60,658
Accounts payable and accrued expenses		22,879
		83,537
Liabilities subordinated to claim of general creditors		600,000
Shareholder's Equity/Deficit		
Common stock, $.01 par value; 100 shares authorized, issued and outstanding		1
Additional paid in capital		1,199,999
Accumulated deficit		(1,250,766)
Total shareholder's deficit		(50,766)
Total liabilities and shareholder's equity/deficit	$	632,771

The accompanying notes are an integral part of this statement of financial condition.

1. Business Description and Summary of Significant Accounting Policies

Description of business
Aton Securities, Inc. ("Aton" or the "Company") is a registered broker and dealer and a member of the National Association of Securities Dealers (NASD). The Company is a subsidiary of Aton C.I.S. Advisors, Ltd. of Nicosia, Cyprus, which is in turn a subsidiary of Aton Financial Holdings, a privately held enterprise also based in Nicosia, Cyprus. The Company was established to engage in brokerage activity, on behalf of its customers, in U.S. corporate securities and American Depository Receipts of Russian companies.

Use of estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates included in the financial statements.

Office equipment
Depreciation of office equipment is computed on a straight-line basis using an estimated useful life of three to five years.

Cash and cash equivalents
Financial instruments which are readily convertible into cash and have a maturity date of three months or less at date of acquisition are considered to be cash equivalents.

Due from clearing broker
Due from clearing broker represents cash deposits and income earned on such deposits.

2. Income Taxes

The Company files a Federal, New York State and New York City tax return.

The Company recognizes deferred and current tax benefits and provisions, and the related tax assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

3. Off-Balance-Sheet Risk and Concentrations of Credit Risk

The clearing and depository operations for the Company's customer's securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2002, due from clearing broker on the Statement of Financial Condition are deposits with and commissions due from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trades may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company seeks to control the risk associated its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

4. Liabilities Subordinated to the Claims of General Creditors

The Company had a subordinated liability at January 1, 2002 which consisted of a subordinated note from Aton C.I.S. Advisors, Ltd. which matured on April 30, 2002. Such subordinated loan was reissued on August 31, 2002.

The Company's subordinated liability at December 31, 2002 consists of a subordinated note from Aton C.I.S. Advisors, Ltd. The loan bears interest at 6% and is due on August 31, 2005. The Company has accrued its interest expense of $60,658 on this and the predecessor note, but such amounts have not been paid at December 31, 2001.

The subordinated note outstanding at December 31, 2002 is covered by an agreement approved by the National Association of Securities Dealers Regulation and is available in computing regulatory net capital. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

5. Lease

The Company has a three month lease for office space which can be automatically extended an additional three months upon expiration of the term. The lease can be defined until termination as defined in the lease agreement.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain net capital in accordance with the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $533,181 which was $483,181 in excess of its required capital of $50,000.

7. Subsequent Event

On January 1, 2003, the Company entered into an agreement to receive a $1,000,000 subordinated note from Aton C.I.S. Advisors, Ltd. The note will be due in 2006 and bears interest at 6% per annum.